UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT
OF 1934

For the transition period from _____ to _____

Commission file number 1-4881

Avon Personal Savings Account Plan

(Full title and address of the plan)

AVON PRODUCTS, INC.
1345 AVENUE OF THE AMERICAS, NEW YORK, N.Y. 10105-0196

(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office.)

REQUIRED INFORMATION
(a)	Financial Statements and Schedule

In accordance with the instructions to this Form 11-K, the financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (ERISA) are filed herewith in lieu of the requirements of Items 1 to 3. Certain schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting Disclosures under ERISA have been omitted because they are not applicable.

(b)	Exhibits

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

Avon Personal Savings
Account Plan
 Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

Avon Personal Savings Account Plan
Index
December 31, 2005 and 2004

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–11

Supplemental Schedule*
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

*Other schedules required by Section 2520.103 -10 of the Department of Labor Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Retirement Board of Avon Products, Inc.
 Fiduciary of the Avon Personal Savings Account Plan and
Plan Participants of the Avon Personal Savings Account Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Avon Personal Savings Account Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 26, 2006

Avon Personal Savings Account Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

(in thousands of dollars)	2005	2004
Assets
Investments, at fair value (Notes 3 and 4)
Common stock of Avon Products, Inc.	$183,608	$280,886
Common/collective trusts	61,937	64,553
Mutual funds	197,468	175,754
Cash and cash equivalents	1,149	1,345
Participant loans	11,902	12,313

Total investments, at fair value	456,064	534,851

Investments, at contract value (Notes 2 and 3)
Investment contracts	117,869	120,424

Total investments	573,933	655,275

Income receivable	4	-
Due from broker	-	429

Total assets	573,937	655,704

Net assets available for benefits	$573,937	$655,704

The accompanying notes are an integral part of these financial statements.

Avon Personal Savings Account Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

(in thousands of dollars)
Additions to net assets attributable to
Investment income
Net depreciation in fair value of investments (Note 3)	$(57,002)
Dividends	11,129
Interest	5,857
Other income	837

Total investment income (losses)	(39,179)
Contributions
Participant	26,937
Rollovers	1,464
Employer	1,645

Total contributions	30,046

Total additions (deductions)	(9,133)

Deductions from net assets attributable to
Benefits paid to participants	71,540
Administrative expenses	1,094

Total deductions	72,634

Net decrease in net assets available for benefits	(81,767)

Net assets available for benefits
Beginning of year	655,704

End of year	$573,937

The accompanying notes are an integral part of these financial statements.

Avon Personal Savings Account Plan
Notes to Financial Statements
December 31, 2005 and 2004

1.	Summary of Plan

The following description of the Avon Personal Savings Account Plan (the “Plan”) provides only general information. Participants in the Plan should refer to the Plan document for more complete information. Avon Products, Inc. (“Avon” or the “Company”) is the administrator of the Plan (the “Plan Administrator”).

General
The Plan is a defined contribution plan covering all full-time employees of the Company from their date of hire and all part-time employees once they have completed one year of service. The Plan was amended on December 17, 2001 to comply with the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, and the Community Renewal Tax Relief Act of 2000. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was amended on December 28, 2002, to comply with and make changes permitted by the Economic Growth and Relief Act of 2001 (“EGTRRA”).

The Plan was amended effective February 25, 2005 to suspend matching contributions until the end of 2005. The Plan was amended March 28, 2005 to decrease the cash out limit from $5,000 or less to $1,000 or less. The Plan was amended December 1, 2005 for various required amendments related to the definition of compensation and the definition of financial hardship.

Contributions
Participants may contribute into the Plan from one percent to twenty-five percent of qualified compensation as defined by the Plan. A participant can contribute on a before-tax basis, an after-tax basis, or a combination thereof.

During 2005, Avon temporarily suspended the Company match. In 2006, Avon reinstated the matching contributions at a rate of $1.00 for every $1.00 of participant contributions up to the first three percent of eligible compensation, and $.50 for each $1.00 contributed from four percent to six percent of eligible compensation. These matching contributions will be made in cash, and then used to purchase shares of Avon common stock in the open market. Participants can diversify their employer contributions into other funds based on the following schedule:

Less than 3 years of participation	0%
3 or more years of participation	50%
Attained age 55, with 10 years of service
at the Company	100%

In accordance with the provisions of Section 415 of the Internal Revenue Code (the “Code”) the annual additions (generally employer and participant contributions) to a participant’s account may not exceed the lesser of: (a) $42,000 in 2005 and $41,000 in 2004, or (b) 100% of a participant’s compensation. In addition, the amount a participant can contribute on a before-tax basis was limited to $14,000 in 2005 and $13,000 in 2004.

Eligible participants age 50 or over are allowed to make additional catch-up contributions, so long as they have met the annual contribution limit. In 2005, an additional $4,000 could be contributed on a pre-tax basis once the annual limit was reached for a total pre-tax contribution of $18,000. In

Avon Personal Savings Account Plan
Notes to Financial Statements
December 31, 2005 and 2004

2004, an additional $3,000 could have been contributed on a pre-tax basis once the annual limit was reached for a total pre-tax contribution of $16,000.

Rollover contributions are assets transferred to the Plan by participants who receive distributions from other qualified plans (i.e., tax-qualified rollovers, pension, profit-sharing or savings plan).

These contributions are accepted subject to the consent of the Plan Administrator. Any such rollovers will become part of the participant’s account but will not be entitled to any employer matching contribution.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and receives an allocation of: (a) the Company’s contribution; (b) Plan earnings; and (c) an allocation of administrative expenses. Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments
Effective June 30, 2005, RS Diversified Growth Fund was replaced by the Vanguard Explorer Fund.

Except for the RS Diversified Growth Fund, each participant may direct the investment of all their contributions to any one of the following funds or a combination thereof (in multiples of one percent):

American Century Growth Fund
This domestic equity growth fund seeks long-term growth by investing in larger companies with market capitalization in excess of $5 billion.

American Century Ultra® Fund
This domestic equity growth fund seeks long-term capital growth by investing in common stocks of companies with accelerating earnings and revenue growth. The fund generally invests in large companies with capitalization in excess of $5 billion.

Avon Stock Fund
This fund is invested in common stock of Avon. This fund is comprised of employee and employer contributions. This fund was created effective February 20, 2004 when the Avon Common Stock Fund, which held employee contributions, and the Avon ESOP Account, which held employee matching contributions and net assets from the former Avon Stock Grant Account, were combined.

Columbia Acorn International Fund
This fund seeks to provide long-term growth of principal by investing in a well-diversified portfolio of small and medium sized companies. The fund generally invests in the stocks of companies around the globe with capitalizations of less than $2 billion, favoring reasonably priced stocks, with strong earnings growth prospects.

Avon Personal Savings Account Plan
Notes to Financial Statements
December 31, 2005 and 2004

Fidelity Diversified International Fund
 This fund seeks capital growth by investing primarily in equity securities of companies located outside the U.S. The fund invests across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole.

Fidelity Freedom Income Fund
 This fund seeks high current income and, as a secondary objective, capital appreciation. The fund invests in a combination of Fidelity equity, fixed-income and money market funds.

Fidelity Freedom 2010 Fund
 This fund seeks high total return and is targeted to investors expected to retire around the year 2010. The fund invests in a combination of Fidelity equity, fixed-income and money market funds and allocates the assets among these funds according to an asset allocation strategy. As the fund meets its target date of 2010, it continues to become more conservative, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2020 Fund
This fund seeks high total return and is targeted to investors expected to retire around the year 2020. The fund invests in a combination of Fidelity equity, fixed-income and money market funds and allocates the assets among these funds according to an asset allocation strategy. As the fund meets its target date of 2020, it continues to become more conservative, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2030 Fund
 This fund seeks high total return and is targeted to investors expected to retire around the year 2030. The fund invests in a combination of Fidelity equity, fixed-income and money market funds and allocates the assets among these funds according to an asset allocation strategy. As the fund meets its target date of 2030, it continues to become more conservative, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2040 Fund
This fund seeks high total return and is targeted to investors expected to retire around the year 2040. The fund invests in a combination of Fidelity equity, fixed-income and money market funds and allocates the assets among these funds according to an asset allocation strategy. As the fund meets its target date of 2040, it continues to become more conservative, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge.

JPMorgan Fleming Stable Value Fund
This fund seeks to protect principal invested from market fluctuations and produce relatively predictable returns that should typically exceed money market funds. The fund (through a commingled fund) invests in a diversified portfolio of high quality, intermediate maturity fixed income investments as well as “benefit responsive” contracts that provide for principal and return stability.

Neuberger & Berman Socially Responsive Trust
This fund invests in common stocks issued by companies that the fund’s management considers to be undervalued (in terms of assets and earnings power), but display leadership in areas of social impact such as environment, workplace diversity and corporate citizenship. Pending investment or distribution, any portion of the investment funds may be held in cash, short-term obligations of the United States Government or other types of short-term investments, including commercial paper.

Avon Personal Savings Account Plan
Notes to Financial Statements
December 31, 2005 and 2004

Northern Trust S&P 500 Index
 This fund seeks capital appreciation. The fund invests in a sample of the securities found in the S&P 500 index and attempts to match the risk and return characteristics of the S&P 500 Index as closely as possible.

PIMCO Total Return Fund
 This fund invests primarily in debt securities, including U.S. government securities, corporate bonds and mortgage-related securities, and foreign securities. The fund’s focus is on preservation of capital with minimum risk.

Royce Total Return Fund
 This fund seeks both long-term growth of capital and current income. The fund invests primarily in a diversified portfolio of dividend-paying securities issued by small- and micro-cap companies. Normally, the fund will invest at least 65% of its assets in common stocks and convertible securities.

RS Diversified Growth Fund
 This fund seeks long-term capital growth by investing primarily in small capitalization growth companies with capitalization of $1.5 billion or less and may also invest in securities of larger companies. RS Diversified Growth Fund invests in a broadly diversified mix of industry sectors and companies. This fund was replaced by the Vanguard Explorer Fund.

T. Rowe Price Equity Income Fund
 This fund seeks to provide substantial dividend income and long-term capital appreciation through investments in common stock of established companies.

T. Rowe Price Mid-Cap Fund
 This fund seeks to provide long-term capital appreciation by investing in mid-cap stocks with the potential for above-average earnings growth.

Tweedy, Browne Global Value Fund
This fund seeks long-term growth of capital by investing throughout the world in a diversified portfolio consisting primarily of non-U.S. marketable equity securities, although investments in U.S. securities are permitted and will be made when opportunities in the U.S. appear more attractive. Investments are focused in developed markets, and where practicable, foreign currency exposure is hedged back into U.S. dollars.

Vanguard Explorer Fund
This fund seeks to provide long-term capital appreciation by investing mainly in stocks of small companies that tend to be unseasoned but are considered by the fund advisors to have superior growth potential. These companies often provide little or no dividend income.

In addition, all or any part of the funds may be held in a pooled fund maintained by the JPMorgan Chase Bank (Trustee), together with the assets of other trusts established under deferred compensation plans qualified under Section 401(a) of the Internal Revenue Code (“Code”).

Avon Personal Savings Account Plan
Notes to Financial Statements
December 31, 2005 and 2004

Vesting Participants are immediately 100% vested in participant and Company matching contributions.

Payment of Benefits
Upon termination, participants receive their account balances as soon as practicable after termination. Terminated participants who have an account balance in excess of $5,000 may elect to leave account balances in the Plan and withdraw it at any time up to age 65. The Plan was amended March 28, 2005 to decrease the cash out limit from $5,000 or less to $1,000 or less. A ten-percent tax is imposed by the Code on a participant for certain withdrawals made before the Plan participant reaches 59-1/2.

Participant Loans
The Plan provides that participants may apply for a loan collateralized by their account. To be eligible, a participant may not have another loan outstanding from their account. The maximum amount of any loan to an individual is the lesser of: (a) $50,000 reduced by the highest outstanding loan balance in the last 12 months, or (b) one half of the current value of the vested balance of the participant’s account in the Plan. The minimum loan amount is $1,000. Interest is charged at one percent above prime rate. Once determined, the interest rate is fixed for the duration of the loan.

Repayment periods generally range from one to five years, with a ten-year maximum repayment period for loans used in connection with the purchase of a principal residence. Loan repayments are made through payroll deductions with principal and interest being credited to the participant’s account. Repayment of the entire balance is permitted at any time.

2.	Summary of Significant Accounting Policies

Basis of Presentation The financial statements are prepared using the accrual basis of accounting.

We have reclassified some prior year amounts in the financial statements and accompanying notes for comparative purposes.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, changes therein and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan offers a number of investment options including the Avon Stock Fund, which invests in the common stock of Avon Products, Inc. and a variety of pooled investment funds, some of which are registered investment companies. The Plan’s investment options provide exposure to U.S. equities, international equities, futures, fixed income securities, guaranteed investment contracts (GICs), and derivative contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each

Avon Personal Savings Account Plan
Notes to Financial Statements
December 31, 2005 and 2004

participant-directed fund election are further diversified into varied financial instruments, with the exception of the Avon Stock Fund, which invests in the common stock of Avon Products, Inc.

Valuation of Investments
The Plan’s investments are stated at fair value, except benefit-responsive investment contracts, which are stated at contract value. Investments in Avon common stock are valued at quoted market prices. Investments in mutual funds are valued at quoted market prices, which represent the net asset value as calculated by the investment managers. Common/collective trusts are stated at fair value based on net asset value on the last day of the Plan year. Participant loans are valued at cost, which approximates fair value. The net depreciation or appreciation in the fair value of investments consists of the net realized gains and losses on the disposal of investments and the unrealized appreciation/depreciation of the market value for the investments remaining in the Plan in 2005.

Purchases and sales of securities are recorded on trade date and gains or losses on disposition are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded when earned.

Investment Contracts
The Plan entered into benefit-responsive investment contracts, such as synthetic guaranteed investment contracts (GICs), through the Stable Value Fund with various third parties. Contract value represents contributions made to investment contracts, plus earnings, less participant withdrawals and administrative expenses.

A synthetic GIC provides for a fixed return on principal over a specified period of time, e.g. monthly crediting rate, through fully benefit-responsive wrapper contracts issued by a third party, which are backed by underlying assets owned by the Plan, principally the JPMorgan Intermediate Bond Fund. The contract value of the synthetic GIC held by the Stable Value Fund was $117,868,276 and $120,423,315 at December 31, 2005 and 2004, respectively. Included in the contract value of the synthetic GIC is $1,866,197 and ($855,832) at December 31, 2005 and 2004, respectively, attributable to wrapper contract providers representing the amounts by which the value of the investment contracts is greater (less) than the value of the underlying assets.

The average yield and crediting interest rates on the investment contracts was 5.41 percent and 4.73 percent at December 31, 2005 and 2004, respectively. Fully benefit-responsive investment contracts are reported at contract value, which approximates fair value.

On December 29, 2005, The Financial Accounting Standards Board (FASB) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements issued for periods ending after December 15, 2006.

Management intends to adopt the FSP in the Plan’s financial statements for the year ended December 31, 2006. The effect of the FSP on the Plan’s financial statements is expected to be enhanced financial statement presentation and disclosure requirements including the following:

  Benefit-responsive investment contracts will be presented at fair value on the statement of net assets available for benefits.

  The amount representing the difference between fair value and contract value of the investment contracts shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value.

  The statement of changes in net assets available for benefits shall be prepared on a basis that reflects income credited to participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit responsive.

Benefit Payments Benefit payments are recorded when paid.

Administrative Costs
Administrative expenses, including Trustee recordkeeping expenses and audit fees, are paid by the Plan. Certain other administrative fees are paid by Avon. Each fund bears its own applicable expenses for investment management fees.

3.	Investments

The following investments represent five percent or more of the Plan’s net assets at December 31, 2005 and 2004:

(in thousands of dollars)	2005	2004
Common stock of Avon Products, Inc.
Participant-directed	$64,240	$94,137
Nonparticipant-directed	119,368	186,749
JPMorgan Intermediate Bond Fund	114,472	119,099
Northern S&P 500 Fund	61,937	64,553
American Century Growth Fund	49,706	51,092
Columbia Acorn International Fund	38,092	32,863

Avon Personal Savings Account Plan
Notes to Financial Statements
December 31, 2005 and 2004

	During the year ended December 31, 2005, the Plan’s investments (including investments bought, sold, and held closing the year) appreciated (depreciated) in value as follows:

	(in thousands of dollars)	2005

	Mutual funds	$8,635
	Common stock of Avon Products, Inc.	(68,531)
	Common/collective trusts	2,894

	Total	$(57,002)

4.	Nonparticipant-directed Investments

	Information about the net assets available for benefits at December 31, 2005 and 2004 and the significant components of the changes in net assets available for benefits relating to the nonparticipant-directed investments for the year ended December 31, 2005:

(in thousands of dollars)	2005	2004

Net assets
Common stock of Avon Products, Inc.	$119,368	$186,749

(in thousands of dollars)	2005

Changes in net assets
Employer contributions	$1,645
Dividends and interest	2,960
Net depreciation in the fair value of investments	(44,640)
Benefits paid to participants	(18,772)
Transfers to participant-directed investments	(10,330)
Other transfers	1,906
Administrative expenses	(150)

$(67,381)

Avon Personal Savings Account Plan
Notes to Financial Statements
December 31, 2005 and 2004

5.	Plan Termination

Avon intends to continue the Plan indefinitely, but reserves the right to amend, suspend, or discontinue the Plan in whole, or in part, at any time by action of the Board of Directors of Avon. Upon termination of the Plan, a participant would receive the full value of his or her share in the funds, including all employer contributions.

The operation of the Plan, including the obligation of the employer to make matching contributions, is expressly conditioned upon continued qualification of the Plan and any amendments under the Code, the continued deductibility under Section 404 of the Code of the employer’s contributions and upon continued exemption of the trust under Section 501(a) of the Code.

6.	Tax Status

The Plan obtained its latest determination letter on April 19, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and to the best of their knowledge being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Related Party Transactions

Certain Plan assets are invested in shares of mutual funds that are managed by JPMorgan Chase Bank, the trustee as defined by the Plan and therefore those transactions qualify as party-in-interest transactions.

The Plan invests in Avon common stock which is exempt from the party-in-interest transaction prohibition of ERISA. Participant loans are also considered party-in-interest transactions.

Avon Personal Savings Account Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at end of Year)
December 31, 2005

(a)	(b) Identity of issue, borrower,	(c) Description	(d) Cost	(e) Current
	lessor, or similar party	of investment		value
*	Avon Products, Inc.	Common stock	$126,824,702	$183,608,382

	American Century Growth Fund	Mutual fund	**	49,706,264
	American Century Ultra Fund	Mutual fund	**	2,361,195
	Columbia Acorn International Fund	Mutual fund	**	38,091,945
	Fidelity Diversified International Fund	Mutual fund	**	27,835,664
	Fidelity Freedom 2010 Fund	Mutual fund	**	1,957,248
	Fidelity Freedom 2020 Fund	Mutual fund	**	1,858,383
	Fidelity Freedom 2030 Fund	Mutual fund	**	1,147,520
	Fidelity Freedom 2040 Fund	Mutual fund	**	999,574
	Fidelity Freedom Income Fund	Mutual fund	**	1,439,816
	Neuberger & Berman Socially
	Responsive Trust	Mutual fund	**	5,787,080
	PIMCO Total Return Fund	Mutual fund	**	25,793,945
	Royce Total Return Fund	Mutual fund	**	5,044,408
	T. Rowe Price Equity Income Fund	Mutual fund	**	11,089,376
	T. Rowe Price Mid-Cap Fund	Mutual fund	**	12,201,578
	Tweedy, Browne Global Value Fund	Mutual fund	**	8,203,494
	Vanguard Explorer Fund	Mutual fund	**	3,950,426

	Total mutual funds			197,467,916

*	JPMorgan Intermediate Bond Fund	Common/Collective trust	**	114,472,414
*	JPMorgan Liquidity Fund	Common/Collective trust	**	1,411,034
*	Synthetic wrapper***	Synthetic wrapper	**	1,866,197
*	U.S. Treasury N/B	U.S. Treasury N/B	**	118,631

	Total JPMorgan Fleming Stable Value Fund			117,868,276

	Northern Trust S&P 500 Index	Common/Collective trust	**	61,937,238

*	JPMorgan Domestic Liquidity Fund	Cash equivalent	**	1,149,035

*	Participant loans	Interest rates ranging from	-	11,901,931
		5% to 10.5% during 2005
	Total			$573,932,778

*Party-in-interest as defined by ERISA.
**Cost information is not required for participant-directed funds.
***Counterparties include IXIS Capital Markets, State Street Bank and Monumental Life Insurance. 33.3% of the wrapper value is attributable to each counterparty.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, trustees (or other persons who administer for the Avon Personal Savings Account Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Avon Personal Savings Account Plan

(Name of Plan)

Date: June 28, 2006
/s/ Richard J. Valone

Richard J. Valone
Vice President & Treasurer